EXECUTION COPY
SECOND AMENDMENT
          SECOND AMENDMENT, dated as of February 11, 2009 (this “Amendment”), to the Credit Agreement, dated as of December 23, 2008 (as amended by the First Amendment, dated as of February 2, 2009 and as further amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among Precision Drilling Trust, an Alberta unincorporated open-ended investment trust (“Holdings”), Precision Drilling Corporation, a corporation amalgamated under the laws of the Province of Alberta (the “Borrower”), the Lenders party thereto, the Co-Documentation Agents and Syndication Agent named therein and Royal Bank of Canada, as administrative agent (in such capacity, the “Administrative Agent”).
W I T N E S S E T H:
          WHEREAS, Holdings, the Borrower and the Administrative Agent desire to amend the Credit Agreement on the terms and subject to the conditions set forth herein;
          NOW THEREFORE, in consideration of the premises and mutual covenants hereinafter set forth, the parties hereto agree as follows:
          SECTION 1.  Definitions.  Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.
          SECTION 2.  Amendment to Section 1.1 of the Credit Agreement.  Section 1.1 of the Credit Agreement is hereby amended, effective as of the Second Amendment Effective Date (as defined below), by inserting the following new definition:
     “Second Amendment Effective Date”: as defined in the Second Amendment to this Agreement, dated as of February 11, 2009, among Holdings, the Borrower and the Administrative Agent.
          SECTION 3.  Amendments to Section 8.2(f).  Section 8.2(f) of the Credit Agreement is hereby amended by deleting such section in its entirety and inserting in lieu thereof the following:
“(f) (i) Indebtedness of the Borrower in respect of the Bridge Loans and/or the Senior Notes in an aggregate principal amount at any one time outstanding not to exceed the sum of $400,000,000, minus the aggregate principal amount of Indebtedness outstanding permitted by Section 8.2(g), except to the extent proceeds from the issuance of the Senior Notes shall have been directed to and are then promptly placed in and remain on deposit with the trustee in respect of the Existing Convertible Securities to be used solely for the repurchase, redemption, conversion or settlement of the Existing Convertible Securities upon the expiration of the change of control offer period with respect thereto (the “Offer Period”) and in accordance with the terms thereof, or, upon release from such deposit on the expiration of the Offer Period, are used to voluntarily prepay the Term Loans within five Business Days of the expiration of the Offer Period, plus in the event of any refinancing of any Bridge Loans with Senior Notes, the aggregate amount, up to $100,000,000, of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing and (ii) Guarantee Obligations of Holdings and any Subsidiary Guarantor in respect of such Indebtedness;”
          SECTION 4.  Effectiveness.  This Amendment shall become effective as of the date (the “Second Amendment Effective Date”) on which the Administrative Agent (or its counsel) shall have received duly executed and completed counterparts hereof (in the form provided and specified by the Administrative Agent) that, when taken together, bear the signatures of (w) Holdings, (x) the Borrower, (y) the Administrative Agent and (z) the Required Amendment Lenders.
          SECTION 5.  Effect of Amendment.
          5.1.  Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and affect. Nothing herein shall be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.
          5.2.  On and after the Second Amendment Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import, and each reference to the Credit Agreement in any other Loan Document shall be deemed a reference to the Credit Agreement as amended hereby. This Amendment shall constitute a “Loan Document” for all purposes of the Credit Agreement and the other Loan Documents.
          SECTION 6.  General.
          6.1.  GOVERNING LAW.  THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.
          6.2.  Costs and Expenses.  The Borrower agrees to reimburse the Administrative Agent for its reasonable out-of-pocket costs and expenses in connection with this Amendment, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent.
          6.3.  Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all such counterparts together shall constitute but one and the same instrument. Delivery of any executed counterpart of a signature page of this Amendment by facsimile or electronic transmission shall be as effective as delivery of a manually executed counterpart hereof.

          6.4.  Headings.  The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.
          IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

PRECISION DRILLING TRUST, by its Administrator, PRECISION DRILLING CORPORATION
By:	/s/ Darren Ruhr
	Name:	Darren Ruhr
	Title:	Vice President Corporate Services

PRECISION DRILLING CORPORATION
By:	/s/ Darren Ruhr
	Name:	Darren Ruhr
	Title:	Vice President Corporate Services

Signature Page to Second Amendment

ROYAL BANK OF CANADA, as Administrative Agent
By:	/s/ Yvonne Brazier
	Name:	Yvonne Brazier
	Title:	Manger, Agency

Signature Page to Second Amendment